SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                              TAT Technologies Ltd.

6-K Items

     1. Tat Technologies Ltd. Press Release re TAT Technologies Awarded New Contract of $2,000,000 From US Aircraft Manufacturer dated March 6, 2006.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

TAT   Technologies   Awarded  New  Contract  of  $2,000,000   From  US  Aircraft
Manufacturer

Monday March 6, 10:00 am ET

GEDERA, Israel, March 6 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF, NASDAQ: TATWF), which is engaged in the manufacturing, repairs and overhauls of heat transfer equipment and other various accessories, mainly used in aircraft, reported today that the Company, through its wholy owned subsidiary in the United States, Limco-Airepair, has received an order amounting to about $2,000,000 for cooling systems from a leading aircraft manufacturer in the United States.

The deliveries will be through 2008. The Company expects to receive additional orders after completion of the current order.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.





Mr. Israel Ofen, Executive Vice-President and Chief Financial Officer, +1-972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: March 6, 2006